Exhibit 12.1
Aon plc and Consolidated Subsidiaries
Combined With Unconsolidated Subsidiaries
Computation of Ratio of Earnings to Fixed Charges

	Six Months Ended June 30		Years Ended December 31
(millions except ratio)	2018	2017	2017	2016	2015	2014
Income from continuing operations before income taxes and noncontrolling interests	$631	$79	$685	$1,401	$1,428	$1,559
Less: Equity in earnings on less than 50% owned entities	2	9	12	13	13	12
Add back fixed charges:
Interest on indebtedness	139	141	282	282	273	255
Interest on uncertain tax positions	—	—	—	—	—	4
Portion of rents representative of interest factor	20	16	33	28	33	40
Income as adjusted	$788	$227	$988	$1,698	$1,721	$1,846
Fixed charges:
Interest on indebtedness	$139	$141	$282	$282	$273	$255
Interest on uncertain tax positions	—	—	—	—	—	4
Portion of rents representative of interest factor	20	16	33	28	33	40
Total fixed charges	$159	$157	$315	$310	$306	$299
Ratio of earnings to fixed charges	5.0	1.4	3.1	5.5	5.6	6.2